FILED BY MARTIN MARIETTA MATERIALS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

On December 12, 2011, in connection with the proposed business combination with Vulcan Materials Company, Martin Marietta Materials, Inc. sent the following communication to certain of its managers:

Dear Managers,

By now you have most likely seen my letter to all Martin Marietta employees regarding our offer to combine with Vulcan Materials Company.

Given the importance of this event, it’s critical that our employees are well informed and understand what we are trying to accomplish. Therefore, I have scheduled a company-wide conference call to take place this morning (Monday, December 12th) at 12 noon EST. Please invite everyone at your location to participate in this call. We encourage you to stand down at that time and assemble your team in a central location to dial into and listen to the call together.

The call can be accessed by dialing 800-435-1261 and entering 91052391 when prompted for a passcode.

To help you explain to our employees the transaction and why we are pursuing it, we have attached to this memo some core talking points. If you receive an inquiry from the media or members of the investment community, as is Martin Marietta’s longstanding policy, please direct the call to Anne Lloyd, EVP and Chief Financial Officer, without additional comment.

We’ve also created a new website at www.aggregatesleader.com, which will serve as a source of information regarding the potential transaction. Please feel free to direct employees to this site and to refer to it yourself.

I look forward to speaking with all of you at 12 noon ET. Thank you in advance for your help in communicating with Martin Marietta employees regarding this important business opportunity we are pursuing. Your support, which is always appreciated, will help to keep all of us focused on our top priorities – working safely and serving our customers.

Ward Nye

Manager Talking Points

•	By now you’ve probably seen the memo sent this morning by our CEO, Ward Nye.

•	I thought it would be a good idea for us to take a few minutes to discuss what Ward announced.

•	Martin Marietta Materials has publicly announced a proposal and commenced an exchange offer to combine our business with Vulcan Materials Company.

•	Management believes that this proposed transaction is a great step for employees and shareholders of both Martin Marietta and Vulcan.

•	If the proposed transaction happens, the combined company would be a U.S.-based company that is the global leader in construction aggregates, delivering even better products and service to customers.

•	Martin Marietta’s and Vulcan’s businesses fit nicely with each other, with relatively little overlap.

•	The business combination would bring together two American aggregates producers at a time when most of our competitors are foreign owned.

•	Importantly, Martin Marietta employees will continue to have a bright future as part of the combined company, with new opportunities for advancement and growth.

•

The proposal contemplates that the combined company would be headquartered in Raleigh, North Carolina, with a major presence in Vulcan’s home town of Birmingham, Alabama. I will serve as President and CEO and we have offered Don James, Vulcan’s Chairman and CEO, the position of Chairman of the combined company’s Board of Directors.

•

This is being called a “proposed transaction” because after conversations with Vulcan about this that began more than a year and a half ago, Vulcan has been unwilling to move ahead to a definitive agreement.

•

Our Board of Directors and management believe this is too good of an opportunity to ignore and, therefore, Martin Marietta is giving Vulcan shareholders, the true owners of Vulcan, the opportunity to consider the proposal themselves. The goal is that Vulcan will meet with our management and negotiation a mutually agreed upon deal.

•	That said, there is no guarantee that this proposed transaction will be completed.

•	Management will keep us posted and has set up a website at www.aggregatesleader.com, where we can get periodic updates.

•	I would encourage each of you working at our Raleigh headquarters to attend an employee town hall meeting that Ward Nye will be hosting this morning at 12 noon in the main lobby and the second floor balcony. For those of you working outside of Raleigh, Ward will host a company-wide conference call this morning at 11:30 am EST. To access the conference call, simply dial 800-435-1261 and enter 91052391 when prompted for a passcode.

•	While management works through this process, we all need to stay focused on working safely and doing a great job for our customers.

•	If you receive an inquiry from the media or members of the investment community, as is Martin Marietta’s longstanding policy, please direct the call to Anne Lloyd our CFO, with no additional comment.

•	Thanks for your time. Let’s get back to work and keep our focus on safety and productivity.

* * * * *

Cautionary Note Regarding Forward-Looking Statements

This letter may include “forward-looking statements” in connection with future events or future operating or financial performance. Forward-looking statements are often identified by words such as “anticipate,” “expect,” “should be,” “believe,” “will,” and other words of similar meaning. These forward-looking statements are subject to a number of risks and uncertainties (including those described in Martin Marietta’s and Vulcan’s filings with the SEC) which could cause actual results to differ materially from such statements. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Additional Information

This letter relates to the Exchange Offer by Martin Marietta to exchange each issued and outstanding share of common stock of Vulcan for 0.50 shares of Martin Marietta common stock. This letter is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Vulcan common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (the “Registration Statement”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) filed by Martin Marietta on December 12, 2011 with the SEC. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents. Investors and security holders are urged to read the Exchange Offer Documents and all other relevant documents that Martin Marietta has filed or may file with the SEC if and when they become available because they contain or will contain important information.

Martin Marietta may file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with the solicitation of proxies (the “Vulcan Meeting Proxy Statement”) for the 2012 annual meeting of Vulcan shareholders (the “Vulcan Meeting”). Martin Marietta may also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Martin Marietta shareholders (the “Martin Marietta Meeting”) to approve, among other things, the issuance of shares of Martin Marietta common stock pursuant to the Exchange Offer (the “Martin Marietta Meeting Proxy Statement”). Investors and security holders are urged to read the Vulcan Meeting Proxy Statement and the Martin Marietta Meeting Proxy Statement and other relevant materials if and when they become available because they will contain important information.

All documents referred to above, if filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Morrow & Co., LLC at (877) 757-5404 (banks and brokers may call (800) 662-5200).

Martin Marietta, certain of its directors and officers and the individuals expected to be nominated by Martin Marietta for election to Vulcan’s Board of Directors may be deemed participants in any solicitation of proxies from Vulcan shareholders for the Vulcan Meeting or any adjournment or postponement thereof. Martin Marietta and certain of its directors and officers may be deemed participants in any solicitation of proxies from Martin Marietta shareholders for the Martin Marietta Meeting or any adjournment or postponement thereof. Information about Martin Marietta and Martin Marietta’s directors and officers, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the proxy statement for Martin Marietta’s 2011 annual meeting of shareholders, filed with the SEC on April 8, 2011, and the Registration Statement. Information about any other participants, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Vulcan Meeting Proxy Statement, the Martin Marietta Meeting Proxy Statement or other relevant solicitation materials that Martin Marietta may file with the SEC in connection the foregoing matters, as applicable.